

02005822

...TED STATES
...EXCHANGE COMMISSION
...ngton, D.C. 20549

Vf 3-5-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FEB 28 2002

NAME OF BROKER-DEALER:

Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse Street, Suite 1180
(No. and Street)

Denver, Colorado 80237-2719
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Black (720) 482-1505
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



0109-0226559



Transamerica Capital, Inc.
Corporate Headquarters
4600 S. Syracuse Street
Suite 1180
Denver, CO 80237
720-482-1500

Oath or Affirmation

I, Mark E. Black, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Capital, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Senior Vice President, CFO

WINSLOW T MCBRIDE NOTARY PUBLIC STATE OF COLORADO

Notary Public
MY COMMISSION EXPIRES
April 28, 2004

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

0109-0226559

Financial Statements and Supplemental Information

Transamerica Capital, Inc.
Years Ended December 31, 2001 and 2000

Transamerica Capital, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2001 and 2000

Contents



■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder
Transamerica Capital, Inc.

We have audited the accompanying statements of financial condition of Transamerica Capital, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Capital, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 8, 2002

Transamerica Capital, Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$14,206,615**	$ 1,615,594
Due from affiliates	–	408,240
Deferred taxes	**120,000**	39,000
Recoverable under tax allocation agreement	**444,900**	1,015,993
Prepaid expenses and other assets	**183,837**	76,146
Property and equipment, less accumulated depreciation of $215,274 in 2001 and $56,100 in 2000	**11,283**	46,749
Goodwill, less accumulated amortization of $437,841 in 2001 and $258,261 in 2000	**2,255,786**	2,435,366
Total assets	**$17,222,421**	$ 5,637,088
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and other accrued expenses:		
Salaries, benefits and bonuses	**$ 1,051,173**	$ 1,039,068
Other	**3,155,716**	257,917
Due to affiliates	**5,040,484**	–
Capital lease obligation	**–**	47,383
Total liabilities	**9,247,373**	1,344,368
Stockholder's equity:		
Common stock, no par value:		
Authorized shares – 1,000,000		
Issued and outstanding shares – 1,062	**1,300**	1,300
Additional paid-in capital	**34,918,093**	19,718,093
Retained earnings deficit	**(26,944,345)**	(15,426,673)
Total stockholder's equity	**7,975,048**	4,292,720
Total liabilities and stockholder's equity	**$17,222,421**	$ 5,637,088

See accompanying notes.

Transamerica Capital, Inc.

Statements of Income

	Year Ended December 31	
	2001	**2000**
Revenue:		
Commission revenue	**$ 26,085,155**	$ 8,317,106
Other	**477,786**	109,563
Total revenue	**26,562,941**	8,426,669
Expenses:		
Wholesaler compensation and related expenses	**11,488,312**	5,688,005
Employee compensation and related benefit expenses	**12,083,994**	6,882,335
Travel and entertainment	**2,800,637**	3,837,286
Advertising and promotion	**6,567,268**	4,742,678
Seminars and conventions	**1,223,038**	2,657,116
Other operating expenses	**9,768,186**	6,349,534
Total expenses	**43,931,435**	30,156,954
Loss before income taxes	**(17,368,494)**	(21,730,285)
Income tax benefit:		
Current	**5,769,822**	7,420,051
Deferred	**81,000**	10,000
	5,850,822	7,430,051
Net loss	**$(11,517,672)**	$(14,300,234)

See accompanying notes.

Transamerica Capital, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	**Additional Paid-in Capital**	**Retained-Earnings Deficit**	**Total Stockholder's Equity**
Balance at January 1, 2000	$1,300	$ 4,718,093	$ (1,126,439)	$ 3,592,954
Net loss	–	–	(14,300,234)	(14,300,234)
Capital contribution	–	15,000,000	–	15,000,000
Balance at December 31, 2000	1,300	19,718,093	(15,426,673)	4,292,720
Net loss	–	–	**(11,517,672)**	**(11,517,672)**
Capital contribution	–	**15,200,000**	–	**15,200,000**
Balance at December 31, 2001	**$1,300**	**$34,918,093**	**$(26,944,345)**	**$ 7,975,048**

See accompanying notes.

Transamerica Capital, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2001	**2000**
Operating activities		
Net loss for year	**$(11,517,672)**	$(14,300,234)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**338,754**	269,526
Deferred taxes	**(81,000)**	(10,000)
Changes in operating assets and liabilities:		
Accounts receivable	**–**	46,808
Recoverable under tax allocation agreement	**571,093**	(523,455)
Prepaid expenses and other assets	**(107,691)**	(59,139)
Commissions payable	**–**	(165,598)
Due to/from affiliates	**5,448,724**	19,092
Accounts payable and other accrued expenses	**2,909,904**	899,024
Net cash used in operating activities	**(2,437,888)**	(13,823,976)
Investing activities		
Purchases of equipment	**(123,708)**	–
Net cash used in investing activities	**(123,708)**	–
Financing activities		
Principal payments under capital lease obligation	**(47,383)**	(55,466)
Capital contribution	**15,200,000**	15,000,000
Net cash provided by financing activities	**15,152,617**	14,944,534
Increase in cash and cash equivalents	**12,591,021**	1,120,558
Cash and cash equivalents at beginning of year	**1,615,594**	495,036
Cash and cash equivalents at end of year	**$ 14,206,615**	$ 1,615,594
Cash received (paid) during the year for:		
Income taxes	**$ 5,263,283**	$ 6,906,596
Interest	**(54,353)**	(5,981)

Non-cash financing activities:

A capital lease obligation of $102,849 was incurred in 2000 when the Company entered into a lease for new equipment.

See accompanying notes.

Transamerica Capital, Inc.

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company (AUSA), which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily wholesales and markets fixed and variable insurance products and mutual funds for affiliated companies.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is compiled using the straight-line method over the estimated useful lives of the assets. Depreciation expense of $159,174 and $89,950 was charged to income for the years ended December 31, 2001 and 2000, respectively.

1. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill is being amortized on a straight-line basis over 15 years. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with FAS No. 142, new and existing goodwill is no longer amortized but instead will be assessed for impairment at least annually. The Company has not determined the impact of adopting this standard.

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

2. Income Taxes (continued)

The provision for income tax benefit (expense) consists of the following:

	2001	**2000**
Federal	**$5,853,860**	$7,440,132
State	**(3,038)**	(10,081)
	$5,850,822	$7,430,051

Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income taxes are comprised entirely of deferred income tax assets of $120,000 and $39,000 in 2001 and 2000, respectively.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to non-deductible expenses.

3. Commitments

The Company leases its office space and certain other equipment under operating leases which expire through 2005. Rental expense for the years ended December 31, 2001 and 2000 was $965,338 and $1,101,408, respectively. These amounts are net of reimbursements of $-0- and $882,472 received from Endeavor Management Co., an affiliated company, for the years ended December 31, 2001 and 2000, respectively.

At December 31, 2001, minimum rental payments under all non-cancelable operating leases with initial terms of one year or more are:

Year ending December 31:	
2002	$ 655,577
2003	652,321
2004	535,714
2005	91,024
2006	56,230
	$1,990,866

4. Employee Benefit Plan

The Company sponsored a qualified deferred compensation plan under which each participant was able, through August 31, 2000, to defer up to 15 percent of compensation. The Company matched 100% of the employee's contribution up to a maximum of three percent of the participant's annual compensation. On January 1, 2001 all participants became eligible to participate in the AEGON USA Inc. Profit Sharing Plan.

Company contributions to the plans for the years ended December 31, 2001 and 2000 were $375,689 and $117,077, respectively.

5. Transactions with Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of annuities and other investment related activities. Commission revenues include $26,085,155 and $8,317,106 earned during the years ended December 31, 2001 and 2000, respectively, from the sales of shares of an affiliated group of mutual funds and sales of annuities for affiliated companies.

6. Restricted Cash

Cash and cash equivalents includes $195,242 in 2001 and $64,795 in 2000 that are restricted to pay expenses incurred by the Company in connection with the distribution of shares of the Endeavor Series Trust, an open-end management investment company.

7. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capital", or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $4,713,819 which was $4,433,360 in excess of its required net capital of $280,459 The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1. Various other regulatory agencies may impose additional requirements. The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Transamerica Capital, Inc.

Computation of Net Capital – Part IIA

December 31, 2001

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$7,975,048
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			7,975,048
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			7,975,048
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition:			
1. Recoverable under tax allocation agreement	$ 444,900		
2. Goodwill	2,255,786		
3. Other assets	560,543	$3,261,229	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	4,713,819
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			4,713,819
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments		–	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		–	
D. Undue Concentration		–	
E. Other		–	
10. Net Capital			$4,713,819

Transamerica Capital, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 280,459
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
13.	Net capital requirement (greater of line 11 or 12)		280,459
14.	Excess net capital (line 10 less 13)		4,433,360
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		4,293,130

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		4,206,889
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
18.	Less: Adjustment based on deposits in Special Reserve Bank Account (15c3-1(c)(1)(vii)		–
19.	Total aggregate indebtedness		4,206,889
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		89%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Transamerica Capital, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2001

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.	
D. (k)(3) – Exempted by order of the Commission	

Transamerica Capital, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

Differences exist between the Computation of Net Capital – Part IIA under Rule 15c3-1, which is included in this audited report, and the computation in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2001. Total ownership equity and nonallowable assets both increased by $63,898.



■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder
Transamerica Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Transamerica Capital, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 8, 2002